Filed Pursuant to Rule 424(b)(4)

SEC File No. 333-272110

Prospectus Supplement

(To prospectus dated March 5, 2025)

PROSPECTUS SUPPLEMENT

FOR UP TO 1,640,000 SHARES OF COMMON STOCK OF
ADVANCED BIOMED INC.

Advanced Biomed Inc. (the “Company”) has filed a registration statement on Form S-1 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

This prospectus supplement updates, amends and supplements the prospectus dated March 5, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-272110). A copy of the Prospectus can be accessed by visiting EDGAR on the SEC website. Defined terms used herein and not otherwise defined shall have the meanings set forth in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Investing in our securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 5, 2025.

Supplement to Prospectus

This supplemental information should be read in connection with the Prospectus, which should be read in its entirety.

The section titled “THE OFFERING” in the Prospectus is hereby supplemented with the following disclosure:

The Offering

Shares of Common Stock to be Offered:	1,640,000 shares of Common Stock (or 1,886,000 shares of Common Stock if the representative of the underwriters exercises its over-allotment option in full) on a firm commitment basis.

Offering Price per Share:	$4.00 per share of Common Stock.

Shares of Common Stock Outstanding prior to this Offering (1)	20,000,000 shares

Shares of Common Stock Outstanding after this Offering (1)(2)	21,640,000 shares

Lock-up Agreement

We have agreed that, without the prior written consent of the underwriters, subject to certain exceptions, we will not, for a period of 180 days after the date of the prospectus, will not issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares of the Company or any securities convertible into or exercisable or exchangeable for shares of Common Stock of the Company.

All of our directors, officers, and certain shareholders holding more than 5% of our Common Stock as of the effective date of this prospectus, have agreed not to offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the underwriters’ prior written consent of any Common Stock for a period of 180 days from the date of the prospectus, subject to certain exceptions. The Resale Shares are not subject to the lock-up agreement inclusive of certain Selling Stockholder holding more than 5% of our Common Stock.

Nasdaq Capital Market Symbol	We have received approval from Nasdaq to list our Common Stock on the Nasdaq Capital Market under the symbol “ADVB”.

Underwriter’s Over-Allotment Option	We have granted the underwriters an option for 45 days after the closing date of this offering to purchase up to an additional 246,000 shares of our Common Stock at the Primary Offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

Representative’s Warrants	Upon the closing of this offering, we will issue to the representative of the underwriters, representative’s warrants entitling the representative of the underwriters to purchase 98,400 shares of Common Stock (or 113,160 shares of Common Stock if the representative of the underwriters exercises its over-allotment option in full) equal to 6% of the aggregate number of shares of Common Stock sold in this offering. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four and a half year period commencing six months following the date of commencement of sales of securities issued in this offering, at a price per share equal to 125% of the per share offering price (and shall provide for adjustments to the exercise price and number of shares of Common Stock for which the warrant is exercisable in the event of stock dividends, splits and recapitalizations). For additional information, please refer to the “Underwriting” section beginning on page 106.

Use of Proceeds	We estimate that we will receive net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, of approximately $5.14 million from this offering assuming no exercise of the representative’s warrants or underwriters’ over-allotment option and completion of the offering. We intend to use the net proceeds of this offering as follows after we complete the remittance process:

●	Approximately 60% for invitro diagnosis (IVD) clinical research, chip design and development, upgrade facilities, and expansion to other markets;
●	20% for marketing and sales; and
●	20% for general working capital.

See “Use of Proceeds.”

Transfer Agent	Transhare Corporation

Risk Factors	See “Risk Factors” below and the other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our securities.

(1) The number of shares of Common Stock to be outstanding immediately after this offering is based upon 20,000,000 shares outstanding as of the date of this prospectus.

(2) Except as otherwise indicated, the number of shares of Common Stock presented in this prospectus excludes shares of our Common Stock issuable if the underwriters exercise their over-allotment option and shares of our Common Stock underlying warrants to be issued to the representative of the underwriters in connection with this offering.

The section titled “Risk Factors - Risks Related to this Offering - If you purchase our Common Stock in this offering, you will experience immediate dilution in the Common Stock included in the Common Stock you purchase. You will experience further dilution because of the Resale Shares  offered by certain of the Selling Stockholders of the Company or if we issue additional equity securities in future financing transactions.” in the Prospectus is hereby supplemented with the following disclosure:

If you purchase our Common Stock in this offering, you will experience immediate dilution in the Common Stock included in the Common Stock you purchase. You will experience further dilution because of the Resale Shares  offered by certain of the Selling Stockholders of the Company or if we issue additional equity securities in future financing transactions.

Purchasers of Common Stock in this offering will pay a price per share of Common Stock included in the Common Stock you purchase that exceeds the net tangible book value per share of our Common Stock. Investors participating in this offering will incur immediate and substantial dilution. Giving effect to our receipt of approximately $5.14 million of estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us from our sale of Common Stock in this offering at the Primary Offering price of $4.00 per share (assuming no exercise of the underwriters’ over-allotment option), our pro forma as adjusted net tangible book value as of September 30, 2024 would be $0.29 per share. This amount represents an immediate increase in net tangible book value of $0.24 per share of our Common Stock to existing stockholders and an immediate dilution in net tangible book value of $3.71 per share of our Common Stock to new investors purchasing in this offering. You could also experience dilution if the warrants issued in this offering are exercised. In addition, we are registering 1,875,000 Resale Shares for certain Selling Stockholders of the Company alongside the Primary Offering, and the sale of the Resale Shares will cause further and significant dilution to your investment. See the section entitled “Dilution” for a more detailed illustration of the dilution you would incur if you purchase our Common Stock in this offering and information related to the resale in the Resale Prospectus.

Furthermore, if we issue additional shares of Common Stock, or securities convertible into or exchangeable or exercisable for Common Stock, our stockholders, including investors who purchase shares of Common Stock in this offering, may experience additional dilution, and any such issuances may result in downward pressure on the price of our Common Stock. We also cannot assure you that we will be able to sell shares or other securities in any future offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders.

The section titled “USE OF PROCEEDS” in the Prospectus is hereby supplemented with the following disclosure:

Use of Proceeds

After deducting the underwriting discounts and commissions and estimated expenses of this offering payable by us, we expect net proceeds from this offering of approximately $5.14 million based on the offering price of $4.00 per share, assuming no exercise of the underwriters’ over-allotment option. If the underwriters fully exercise the over-allotment option, net proceeds from this offering of approximately $6.05 million. The net proceeds from this offering must be remitted to Taiwan and Hong Kong before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in Taiwan and Hong Kong until remittance is completed.

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

●	Approximately 60% for IVD clinical research, chip design and development, laboratory upgrade, and our planned expansion to the U.S. and European market;

●	Approximately 20% for marketing and sales; and

●	Approximately 20% for general working capital.

We estimate that 60% of the net proceeds of the Primary Offering  will be sufficient for us to complete IVD clinical research, design work plans for IVD clinical trials, warp up chip development and production preparation, and upgrade our current laboratories without raising additional capital. We believe clinical  research serves as the foundation for clinical trials, bridging the gap between preclinical studies and large-scale clinical trials. We believe clinical trials enables an understanding of subject recruitment, facilitates the development of appropriate inclusion and exclusion criteria for later stages, and helps verify trial procedures. Additionally, we believe clinical trials increases familiarity with the trial products. Specifically, we believe 20% of the net proceeds will be enough to cover the planned clinical research of IVD products, which is expected to start by the end of June 2025. The clinical research aims to involve 200 individuals, and the average cost is estimated to be approximately $6,500 per person. See also “Our Business – Overview” for a more detailed discussion of our planned clinical research. Other expenses include experimental equipment, reagents, CRO fees, clinical trial fees, testing fees, subject fees, etc. We plan to allocate 10% of the net proceeds to support us in completing the design, development, registration, and production preparation of our products and chips. Finally, 30% of the net proceeds will be used to modernize our laboratories in PRC and Taiwan and support our expansion to the United States and European markets.

Each $1.00 increase or decrease in the Primary Offering price per share of $4.00 would increase or decrease the net proceeds to us from this offering by approximately $1.51 million, assuming the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The precise amounts and percentage of proceeds we devote to particular categories of activity and their priority of use will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein. Pending remitting the offering proceeds to Taiwan, we intend to invest our net proceeds in short-term, interest bearing, and investment-grade obligations.

The section titled “CAPITALIZATION” in the Prospectus is hereby supplemented with the following disclosure:

Capitalization

The following table sets forth our cash and cash equivalents and total capitalization as of September 30, 2024:

●	on an actual basis; and

●	a pro forma basis giving effect to the sale of 1,640,000 shares of Common Stock in this offering at an offering price of $4.00 per share, after deducting the commissions and discounts payable to the underwriter and estimated offering expenses payable by us (assuming the over-allotment is not exercised).

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the offering price of our Common Stock and other terms of this offering determined at pricing. You should read this table in conjunction with our financial statements and notes thereto included in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2024
	Actual	Pro Forma Adjusted for this Offering (Over- allotment option not exercised)(1)
Cash	$2,646,992	$7,787,992
Long-term debt	-	-
Stockholders’ equity:
Common Stock, $0.001 par value per share, 400,000,000 shares authorized; 20,000,000 shares issued and outstanding on an actual basis; 21,640,000 shares of Common Stock issued and outstanding on a pro forma basis*	20,000	20,000
Additional paid-in capital	16,493,989	21,634,989
Accumulated deficits	(16,239,655)	(16,239,655)
Accumulated other comprehensive income	819,496	819,496
Stockholders’ equity	1,093,830	6,234,830
Non-controlling interests	-	-
Total stockholders’ equity	1,093,830	6,234,830
Total capitalization	$1,093,830	$6,234,830

*	Gives retroactive effect to the 4 for 1 share split effected on May 16, 2023, and 5 for 1 reverse share split effected on October 15, 2024.

(1)	Reflects the issuance and sale of 1,640,000 shares of Common Stock in the Primary Offering at the initial public offering price of $4.00 per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us in the total amount of $1,419,000. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $5,141,000, assuming the underwriters do not exercise their over-allotment option. And the pro forma (i) Common Stock would be 21,640,000 shares, (ii) cash would be $7,787,992, (iii) additional paid-in capital would be $21,634,989, (iv) total stockholders’ equity would be $6,234,830 and (v) total capitalization would be $6,234,830.

If the underwriters’ over-allotment option to purchase additional shares of Common Stock from us is exercised in full, pro forma (i) Common Stock would be 21,886,000 shares, (ii) additional paid-in capital would be $22,485,379, (iii) total stockholders’ equity would be $7,085,220 and (iv) total capitalization would be $7,085,220 after deducting the underwriting discount and commission payable to the underwriter and estimated offering expenses payable by us in the amount of $1,492,800.

Each $1.00 increase or decrease in the Primary Offering price per share of $4.00 would increase or decrease as applicable, the pro forma as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $1,517,000, assuming that the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The section titled “DILUTION” in the Prospectus is hereby supplemented with the following disclosure:

Dilution

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by in purchasers of shares this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the 1,640,000 shares being sold pursuant to this offering at the Primary Offering price of $4.00 per share (without over-allotment option) and after deducting the underwriting discount and commission payable by us in the amount of $492,000 and estimated offering expenses in the amount of approximately $927,000, our pro forma as adjusted net tangible book value as of September 30, 2024 would be approximately $0.29 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.24 per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $3.71 per share to new investors purchasing shares in this offering.

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value as of September 30, 2024 would be approximately $0.32 per share of Common Stock, the increase in net tangible book value of $0.27 per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $3.68 per share to new investors purchasing shares in this offering.

The following table sets forth the estimated net tangible book value per share of Common Stock after the offering and the dilution to persons purchasing Common Stock based on the foregoing offering assumptions.

	Offering without Over- allotment Option	Offering with Full Exercise of Over- allotment Option
Primary Offering price per share	$4.00	$4.00
Net tangible book value per share as of September 30, 2024	$0.05	$0.05
Increase in pro forma net tangible book value per share attributable to price paid by new investors	$0.24	$0.27
Pro forma net tangible book value per share after this offering	$0.29	$0.32
Dilution in pro forma net tangible book value per share to new investors in this offering	$3.71	$3.68

The following table sets forth, on an as adjusted basis as of September 30, 2024, the difference between the number of Common Stock purchased from us, the total consideration paid, and the average price per share paid by our existing stockholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using the Primary Offering price of $4.00 per share:

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Existing stockholders	20,000,000	92.4%	21,654,989	77%	$1.08
New investors from Primary Offering	1,640,000	7.6%	6,560,000	23%	4.00
Total	21,640,000	100%	28,214,989	100%	$1.30

After giving effect to the sale of Common Stock in this offering by us, if the underwriters do not exercise their over-allotment option, our existing stockholders would own 92.4% and purchasers of Common Stock in this offering would own 7.6% of the total number of shares of Common Stock outstanding upon completion of this offering.

1,640,000 SHARES OF COMMON STOCK

PROSPECTUS SUPPLEMENT

Dated March 5, 2025